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                               November 17, 2020

       Ernest Hemple
       Chief Executive Officer
       Hoop Street Center I Corp
       20715 S 184th Place
       Queen Creek, AZ 85142

                                                        Re: Hoop Street Center
I Corp
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed November 6,
2020
                                                            File No. 024-11349

       Dear Mr. Hemple:

              We have reviewed your offering statement and amendments No. 1 and No. 2 thereto and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Offering Statement on Form 1-A filed November 6, 2020

       Part I
       Item 1. Issuer Information, page 1

   1. For this Item, you disclose that there are no outstanding securities of the Company. For
                                                        Item 4 of Part I, you
disclose that there are 2,000,000 shares of preferred stock
                                                        outstanding, and for
Item 6 of Part I, you do not list any sales of unregistered securities in the past year. You also
provide conflicting information about the number of outstanding securities on pages 10
and 45 of the offering circular. Please amend Parts I and II of your filing to reconcile
this disclosure and consistently disclose the number of your securities currently outstanding.
 Ernest Hemple
FirstName
Hoop StreetLastNameErnest
            Center I Corp Hemple
Comapany 17,
November   NameHoop
              2020 Street Center I Corp
November
Page 2    17, 2020 Page 2
FirstName LastName
Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings, page 1

2. Your disclosures that the securities are not being offered on a delayed or continuous basis pursuant to Rule 251(d)(3), and that the company is not conducting a best efforts offering, are inconsistent with your disclosures on pages 3 and 9 of the offering circular. Please amend your filing to reconcile this disclosure. In addition, please disclose the anticipated fees you expect to incur in connection with this offering that are disclosed in the offering circular, and include the names of the service providers. For example, you disclose on page 27 of the offering circular that "[t]he net proceeds from the offering, assuming it is fully subscribed, are expected to be approximately $49,750,000 after the payment of
         $250,000 as media partner fees, but before printing, mailing, marketing, legal and accounting costs, and other compliance and professional fees that may be incurred."
Parts II and III
Perks, page 10

3. Your disclosure on page 9 indicates that an investor will receive 1,000 shares of preferred stock for a $50,000 investment, while your disclosure on page 10 indicates that an investor will receive 2,000 shares of preferred stock for a $50,000 investment. Please clarify whether an investor will receive 1,000 shares or 2,000 shares for a $50,000 investment, and the relevant other perks an investor will receive for this investment amount. If an investor will receive 2,000 shares for a $50,000 investment, please disclose whether you intend to offer a discount on the price of preferred stock as a perk, or alternatively, reconcile this disclosure with the price of preferred stock disclosed on the cover of the offering circular. If you intend to offer a discount on the price of preferred stock as a perk, please clearly describe the discounted price per share. Finally, please amend your disclosure to clarify the circumstances under which you will limit the capacity or availability of the perks described in your offering circular, and to clearly disclose that the other perks described will be usable only when you commence operations.
Dilution, page 24

4. Please provide the dilution disclosure required by Item 4 of Part II of Form 1-A, or tell us why this disclosure is not necessary.
Plan of Distribution, page 25

5. It appears from the description of your media partner on page 27 that such partner may be acting as a placement agent. In this regard, you describe your media
partner   s activities as
            marketing and lead generation in connection with this offering, including participat[ing] in trade shows, fairs, and other forums that give an opportunity to
         showcase the benefits of investing with [y]our brand.    You also
disclose that you plan to
         compensate the media partner at a rate of $50 per qualified lead, and
that    media partner
         fees    in connection with this offering will be $250,000. Therefore, please revise this
 Ernest Hemple
Hoop Street Center I Corp
November 17, 2020
Page 3
         section to include the required disclosure regarding the company   s
use of a placement
         agent. Please also revise Part I of Form 1-A and the cover of the offering circular accordingly. Alternatively, please tell us why you do not believe the
company   s media
         partner will act as a placement agent.
6. We note your disclosure that the offering is being conducted on a best efforts basis, that you will perform the administrative and technology-related functions in connection with this offering, and that you will engage a third-party to conduct due diligence in relation to each prospective investor. Please clarify who will be offering and selling your interests in this offering and disclose whether any persons affiliated with you are relying upon
         Rule 3a4-1 in connection with this offering.
Use of Proceeds, page 28

7.       On page 38, you disclose the company   s plan to begin repayment of
the operating
         expenses incurred by Hoop Street, LLC at the commencement of the offering. Please revise your disclosure in the "Use of Proceeds" section to reflect this and to include a description of the terms of repayment. As a related matter, we note your disclosure that
         "[a] portion of the proceeds from this Offering may be used to compensate or otherwise make payments to officers or directors of the issuer." Please amend the table in this section to include the amount of proceeds you intend to use for payments to officers or directors, and the amount of proceeds you intend to use for repayment of operating expenses, under each scenario presented in the table.
Description of the Business
Receipt of Fees and Other Compensation by Hoop Street, LLC, and its Affiliates, page 37

8.       We note your disclosure that    Hoop Street, LLC, and its affiliates
will receive substantial
         fees from the Company, which fees will not be negotiated at arm   s
length.    Please clarify
         whether these fees are in addition to the reimbursements described on pages 33 and 46, and the operating expenses described on page 38 of your filing. If so, please disclose an estimate of the amount of management fees you expect to pay to Hoop Street, LLC and its affiliates, to the extent currently known, and amend your "Interest of Management and
         Others in Certain Transactions" disclosure to provide the information required by Item 13 of Form 1-A with respect to these management fees.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Plan of Operation, page 39

9. Please disclose whether and to what extent you expect the COVID-19 pandemic to affect
FirstName LastNameErnest Hemple
       your plan of operations. See CF Disclosure Guidance: Topic Nos. 9 and 9A, available on
Comapany   NameHoop
       our public        Street
                   website.     Center
                            Please alsoI include
                                          Corp appropriate risk factor
disclosure, as applicable,
       about
November   17,the potential
                2020 Page 3impact of the COVID-19 pandemic on your business or future plans.
FirstName LastName
 Ernest Hemple
FirstName
Hoop StreetLastNameErnest
            Center I Corp Hemple
Comapany 17,
November   NameHoop
              2020 Street Center I Corp
November
Page 4    17, 2020 Page 4
FirstName LastName
Parent Company Holdings Transfer, page 45

10. You disclose that Hoop Street, LLC will have a right to sell 30% of its common stock to investors during or after the offering. However, it does not appear from your offering circular cover page or Item 4 of Part I of your offering statement that you are seeking to qualify a secondary component of your offering. We also note that the size of your offering would exceed the limit of $50,000,000 for a Tier 2 offering under Regulation A if this secondary sale is included. If you intend to include the secondary sale in your offering, please reduce the size of your primary offering and update your disclosure throughout Parts I, II and III to reflect the secondary sale. If you do not intend to include the secondary sale, please revise the disclosure in this section to remove references to secondary sales by Hoop Street, LLC. Refer to Securities Act Rule 251(a)(2), and Item
         5(d) of Form 1-A.
Securities Being Offered, page 46

11. Please disclose the rights and preferences of the preferred stock being offered and your common stock, including, but not limited to, voting rights, liquidation rights, conversion rights, preemptive rights, and any redemption provisions. Refer to
Item 14 of Form 1-A.
         In addition, you disclose that you do not intend to declare dividends on the preferred stock for the foreseeable future; however, the risk factor disclosure on page 19 states that "[a]s soon as the Company receives proceeds from this Offering, and it is legally permissible, the Company intends to pay dividends to investors," and suggests that you will reserve a portion of the offering proceeds to pay dividends. Please reconcile this disclosure to clearly state whether and to what extent you intend to declare dividends. Please also revise your "Use of Proceeds" section to include the estimated amount of proceeds you expect to reserve for dividends.
Financial Statements and Independent Auditor   s Report, page 48

12. Please amend to provide audited financial statements and footnotes as required by Part
         F/S, paragraphs (c) and (b)(4), of Form 1-A. Please also update your MD&A discussions on page 37 pursuant to Item 9 of Part II of Form 1-A.
Signatures, page 52

13.      In addition to the Chief Executive Officer   s signature on behalf of
the company, as
         currently provided, please also include the Chief Executive Officer
s signature in his
         individual capacity as Chief Executive Officer. Please include signatures for the Chief
         Financial Officer and a majority of directors in their individual capacities as officers and/or directors, rather than signing on behalf of the company, as currently provided. See
         Instructions to Signatures to Form 1-A.
 Ernest Hemple
FirstName
Hoop StreetLastNameErnest
            Center I Corp Hemple
Comapany 17,
November   NameHoop
              2020 Street Center I Corp
November
Page 5    17, 2020 Page 5
FirstName LastName
Exhibits, page 54

14. Certain exhibits you have filed are inconsistent with the disclosure about them in your offering statement. For example, your bylaws do not include a limitation on the liability for directors and officers as you have described in the offering statement and the form of subscription agreement does not include a jury trial waiver as you have described in you risk factors. Please reconcile this disclosure.
15.      We note that you have not included all required exhibits in your
Exhibit Index. Please
         confirm that you will file a legal opinion, auditor   s consent, and
any    testing the waters
         materials used pursuant to Rule 255. We also note that you have filed a certificate of good standing rather than the company's certificate of incorporation. Please file the company's current certificate of incorporation and any amendments thereto.
General

16. We note your disclosures on pages 25 and 26 that "[you] will initially use [y]our existing website (www.hoopstreet.com) to provide notification of the Offering," and that, to subscribe to your offering, investors should go to www.hoopstreet.com, and click on the
            Invest Now    button. The landing page for your website states:
"Invest $100,000 in Hoop
         Street, then if Hoop Street grows to TopGolf   s Pre-IPO $4B
valuation, then initial
         $100,000 investment would be worth $40M*t," and provides a link to Hoop Street
         Entertainment Inc.'s private offering memorandum. Considering that investors in your offering are directed to your website for notice and to subscribe to your offering, please revise your website to clearly state whether you are referring to an investment in your company, or an investment in another Hoop Street entity, and tell us how Hoop Street
         Entertainment Inc. is related to you. If and when your website solicits investments in your
         1-A offering, please include the legends required by Rules 251(d) and 255 of Regulation
         A, along with an active link to your offering circular. Finally, please tell us why it is appropriate to reference TopGolf when discussing returns related to an investment in any
         Hoop Street entity, considering that it does not appear that TopGolf is related to you or your parent, and does not appear that the information provided is based on the historical returns of you or your parent. Alternatively, please remove the references to the TopGolf valuation and potential returns from your website.
 Ernest Hemple
FirstName
Hoop StreetLastNameErnest
            Center I Corp Hemple
Comapany 17,
November   NameHoop
              2020 Street Center I Corp
November
Page 6    17, 2020 Page 6
FirstName LastName
       You may contact Suying Li at 202-551-3335 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact
Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Adam Wardel